UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip, Inc. Retirement and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Explanatory Note

This Form 11-K/A is being filed as an amendment to our Annual Report on Form 11-K for the Precision Strip, Inc. Retirement and Savings Plan filed on June 14, 2016 (the Original Annual Report) to correct a clerical error by the financial printer in the Consent of Independent Registered Public Accounting Firm which incorrectly referred to the “Reliance Steel & Aluminum Co. Master 401(k) Plan” rather than the “Precision Strip, Inc. Retirement and Savings Plan” The version of the Consent of Independent Registered Public Accounting Firm included herein properly refers to the Precision Strip, Inc. Retirement and Savings Plan.

No other changes have been made to the Original Annual Report.

Precision Strip, Inc.

Retirement and Savings Plan

Financial Statements and

Supplemental Schedules

As of December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

Precision Strip, Inc.

Retirement and Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

Precision Strip, Inc.

Retirement and Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Precision Strip, Inc. Retirement and Savings Plan

Minster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2015 and assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 13, 2016

Financial Statements

Precision Strip, Inc.

Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2015	2014

Assets

Investments, at fair value:
Interest-bearing cash	$223,639	$218,823
Money market fund	2,121,161	1,595,265
Mutual funds	161,213,042	157,860,404
Reliance Steel & Aluminum Co. common stock	4,899,533	5,126,828
Total investments, at fair value	168,457,375	164,801,320

Investment in common collective trust, at contract value	11,123,695	11,029,544
Total investments	179,581,070	175,830,864

Receivables:
Notes receivable from participants	5,810,903	5,737,666
Other receivables	40	12
Total receivables	5,810,943	5,737,678

Total assets	185,392,013	181,568,542

Liabilities

Excess contributions payable	27,862	30,360
Due to broker and benefit claims payables	17,517	549
Total liabilities	45,379	30,909

Net assets available for benefits	$185,346,634	$181,537,633

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2015

Additions

Income:
Interest and dividends	$10,572,626
Interest from notes receivable from participants	249,441
Total income	10,822,067

Contributions:
Employer, net of forfeitures	6,743,439
Participant	3,979,377
Rollover	32,832
Total contributions, net	10,755,648

Total additions	21,577,715

Deductions

Net depreciation in fair value of investments	10,204,411
Benefits paid to participants and beneficiaries	7,536,587
Administrative expenses	27,716
Total deductions	17,768,714

Net increase	3,809,001

Net assets available for benefits, beginning of year	181,537,633

Net assets available for benefits, end of year	$185,346,634

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

1.Description of the Plan

The following brief description of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits covering all employees who meet certain eligibility requirements of Precision Strip, Inc. (the “Company”), a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Precision Strip, Inc. Retirement and Savings Plan Administrative Committee (“Plan Administrator”). Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan.

Participation

Each employee is eligible to participate on the first day of each plan calendar quarter after the completion of three months of service.

An eligible employee who has satisfied the Plan’s waiting period and is first hired is automatically enrolled into the Plan with a 2% deferral of eligible compensation. Unless elected otherwise, their automatic enrollment contribution will increase annually by 2%, to a maximum of 8%. An eligible employee may decline to be automatically enrolled into the Plan and they can also elect a different deferral percentage.

Contributions

Participants may make up to 50% salary deferrals of eligible compensation to the Plan, subject to federal limits. The Plan also allows the Company to make employer profit sharing contributions, which are discretionary. Eligible participants who complete 1,000 hours of service are eligible to receive the employer contribution. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans, and from individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in all employee contributions and eligible rollovers plus actual earnings thereon. Employer profit sharing contributions and any earnings thereon are vested in accordance with the following schedule:

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

On termination of service, or upon death, disability, or retirement, a participant can receive a lump sum amount equal to the vested value of his or her account. A monthly installment payment option is also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. During the year ended December 31, 2015, forfeitures of $108,422 were used to reduce the Company’s contributions. Forfeited nonvested accounts totaled $627 and $879 at December 31, 2015 and 2014, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. Interest rates on notes receivable from participants as of December 31, 2015 ranged from 4.25% to 8.25% and mature through December 2025. Interest earned is recorded on an accrual basis as interest income from notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan’s participants and all other investment expenses are offset against the related investment income. Fees paid by the Plan participants to the trustee and recordkeeper for administrative expenses amounted to $27,716 for the year ended December 31, 2015.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In July 2015, the FASB issued accounting guidance to reduce complexity in employee benefit plan accounting as part of its simplification initiative. This new guidance requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. The guidance also eliminated certain investment disclosures. The Plan adopted these changes for the 2015 Plan year and the presentation of the Net Assets Available for Benefits as of December 31, 2014 has been retrospectively adjusted.

In May 2015, the FASB issued accounting guidance that will remove certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The guidance should be applied retrospectively to all periods presented and is effective for Plan years beginning after December 15, 2015, with early adoption permitted. Adoption of this new accounting guidance is not expected to have a material impact on the Plan’s financial statements.

3.Investments

Participants may invest in certain investments offered by Fidelity, the trustee and recordkeeper of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2015 and 2014, the Plan held 322,429 and 328,659 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $5,105,695 and $5,345,114, respectively. As of December 31, 2015 and 2014, the Reliance Steel & Aluminum Co. stock fund consisted of 84,606 and 83,676 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $4,899,533 and $5,126,828, respectively. At December 31, 2015 and 2014, the fund contained interest-bearing cash of $223,639 and $218,823, respectively, and other receivables of $40 and $12, respectively. The fund also contained $17,517 due to broker for securities purchased as of December 31, 2015 and a benefit claim payable of $549 at December 31, 2014.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co.’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

4.Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$223,639	$-	$-	$223,639
Mutual funds	161,213,042	-	-	161,213,042
Money market fund	2,121,161	-	-	2,121,161
Reliance Steel &
Aluminum Co. common stock	4,899,533	-	-	4,899,533

Total investments at fair value	$168,457,375	$-	$-	$168,457,375

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$218,823	$-	$-	$218,823
Mutual funds	157,860,404	-	-	157,860,404
Money market fund	1,595,265	-	-	1,595,265
Reliance Steel &
Aluminum Co. common stock	5,126,828	-	-	5,126,828

Total investments at fair value	$164,801,320	$-	$-	$164,801,320

The Plan’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets.

5.Related Party Transactions

Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity, the trustee and recordkeeper as defined by the Plan. The Plan also engages in the purchase and sale of Reliance Steel & Aluminum Co. common stock. These transactions qualify as exempt party-in-interest transactions. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

6.Income Tax Status

The Plan’s Trustee received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2008 confirming the tax qualification status of the Plan document prototype. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore is tax qualified.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

7.Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2015 Plan year. Late remittances amounted to $100,137 for the 2015 Plan year. The Company is currently in process of making the appropriate filings in accordance with the IRS’ Employee Plans Compliance Resolution System and plans to remit lost earnings to the Plan in 2016.

10.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

December 31,	2015	2014

Net assets available for
benefits as reported on the Form 5500	$185,422,599	$181,701,238
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(75,965)	(163,605)

Net assets available for benefits as reported
on the accompanying financial statements	$185,346,634	$181,537,633

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2015

Net increase in net assets available for benefits as
reported on the Form 5500	$3,721,361

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	163,605
End of year	(75,965)

Net increase in net assets available for Plan benefits
as reported on the accompanying financial statements	$3,809,001

Supplemental Schedules

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

Year Ended December 31, 2015	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$100,137	$100,137	—	—	—

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2015
		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
*	Fidelity Investments	Fidelity Dividend Growth Fund: Class K	a	$21,638,391
*	Fidelity Investments	Spartan 500 Index Fund: Institutional Class	a	20,379,769
	Neuberger Berman	Neuberger Berman Genesis Fund: Institutional Class	a	16,651,467
*	Fidelity Investments	Fidelity Diversified International Fund: Class K	a	9,825,489
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	a	9,495,549
	PIMCO	PIMCO Total Return: Institutional Class	a	8,640,091
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	a	8,539,023
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	a	6,280,121
	American Funds	American Funds The Growth Fund of America R6	a	5,450,816
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	a	5,195,912
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	a	5,162,748
*	Fidelity Investments	Fidelity Puritan Fund: Class K	a	5,125,763
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	a	5,001,194
*	Fidelity Investments	Fidelity Contra Fund: Class K	a	4,601,981
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	a	3,851,206
	American Beacon	American Beacon Large Cap Value Fund: Institutional Class	a	3,210,931
	Janus Funds	Janus Twenty Fund	a	2,785,187
	The Royce Funds	Royce Opportunity Fund: Institutional Class	a	2,038,258
*	Fidelity Investments	Fidelity Value Fund: Class K	a	1,923,803
*	Fidelity Investments	Spartan Total Market Index Fund: Advantage Class	a	1,865,097
*	Fidelity Investments	Fidelity Low-priced Stock Fund: Class K	a	1,834,367
*	Fidelity Investments	Fidelity Freedom K 2055 Fund	a	1,812,433
*	Fidelity Investments	Fidelity Fund: Class K	a	1,544,156
	The Harford Mutual Funds	Hartford Small Company HLS Fund: Class IA	a	1,480,186
*	Fidelity Investments	Fidelity Equity Income Fund: Class K	a	1,407,386
	Morgan Stanley	Morgan Stanley Institutional Mid Cap Growth I	a	1,069,794
*	Fidelity Investments	Fidelity Freedom K Income Fund	a	981,130
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	a	979,754
*	Fidelity Investments	Spartan Intermediate Treasury Bond Index Fund	a	704,138
*	Fidelity Investments	Fidelity Mid Cap Stock Fund: Class K	a	576,636
*	Fidelity Investments	Fidelity Intermediate Bond	a	544,048
*	Fidelity Investments	Spartan Global ex U.S. Index Fund	a	227,808
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	a	203,645
*	Fidelity Investments	Fidelity Freedom K 2060 Fund	a	169,709
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	a	15,056

		Total mutual funds		$161,213,042

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2015
		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Common Collective Trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	$11,199,660

	Money market fund:
		Fidelity Retirement
*	Fidelity Investments	Money Market Portfolio Fund	a	2,121,161

	Common Stock:
*	Reliance Steel & Aluminum Co.	Common Stock	a	4,899,533

	Interest-bearing cash:
*	Fidelity Investments	Cash	a	223,639

	Notes receivable from
	participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to 8.25%,
	Notes receivable from	collateralized by participants' account
*	participants	balance and maturing through December 2025	-	5,810,903

			Total	$185,467,938

* - A party in interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC.

RETIREMENT AND SAVINGS PLAN

Dated: August 16, 2016	By:/s/ Karla R. Lewis
Karla R. Lewis
Member of the Precision Strip, Inc.
Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP